

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 31, 2012

Via E-mail
Robert Steen
Vice President, Treasurer and Assistant
Secretary, Chief Financial Officer and
Principal Accounting Officer
United Security Bancshares, Inc.
131 West Front Street
Post Office Box 249
Thomasville, AL 36784

> **Re: United Security Bancshares, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed March 30, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 11, 2012**
> **File No. 000-14549**

Dear Mr. Steen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have specifically requested a draft of your proposed disclosures in future filings, please ensure that it clearly identifies new, revised or deleted disclosures, as appropriate. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2011

General

1. Please revise future filings to provide Industry Guide 3 disclosures for all periods required by Item 3 of the General Instructions therein. Alternatively, explain to us how you meet the exception under Item 3(c) of those instructions.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

Restatement of Financial Statements, page 20

2. Please revise future filings to provide an expanded discussion of how you identified the weakness in your internal controls surrounding the valuation of impaired loans and how you identified the periods affected.

Provision for Loan Losses, page 26

3. We note your disclosures throughout MD&A discussing the trends in the allowance for loan losses, provision for loan losses, net charge-offs and non-performing loans. Please revise future filings to more comprehensively bridge the gap between the changes in the credit quality of your loan portfolio and the amount of your provision for loan loss recorded during the period and the amount of the allowance for loan losses at period end. Your analysis should quantify each component of your allowance for loan losses (ASC 310-10, 450-20) and the applicable loan portfolio for each component and should explain how you determined that each component was directionally consistent with the underlying credit quality of the applicable loan portfolio. Your analysis should also clearly explain how the refinements to your allowance methodology and the charge-off of specific valuation allowances during the period impacted the amounts recorded and how you considered this impact in your assessment of the appropriateness of the allowance. Please be as specific and detailed as necessary to provide an investor with a clear understanding of the observed changes in credit quality in each applicable loan portfolio and how these changes, as well as any other key drivers, impacted each component of the allowance for loan losses. Please also include any subsequent quarterly periods during 2012 in your analysis.

Provision for Income Taxes, page 29

4. We note your analysis supporting your conclusion that a valuation allowance is not necessary for net deferred tax assets at December 31, 2011. It appears that you did not book a valuation allowance against net deferred tax assets at March 31, 2012 despite continued losses. Please provide us with your detailed analysis of how you assessed the realization of your deferred tax assets under ASC 740-10-30 at each reported balance sheet date, including March 31, 2012. Also, tell us how the results of the first quarter of 2012 compared with your projections since you asserted projected future taxable income as positive evidence of the realizability of net deferred tax assets in your analysis at December 31, 2011.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 52

5. Please revise future filings to properly refer to the "amortization of goodwill" as an impairment of goodwill.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Other Real Estate, page 58

6. Please revise future filings to disclose a roll-forward of these assets that clearly identifies and quantifies each major component contributing the change between periods, including gross gains and gross losses.

Recent Accounting Pronouncements, page 59

7. Please revise future filings to clarify why you are continuing to evaluate the effect of the implementation of ASC 2011-02 as it became effective on July 1, 2011.

Note 5. Loans and Allowance for Loan Losses

8. In the interest of providing increased transparency and comparability, please revise future filings to conform your disclosures under ACS 310-10-55-7 to the tabular presentations in the example therein.

9. Please revise future filings to conform your disclosures under ASC 310-10-55-9 to the example therein. Specifically, disaggregate the 30-89 days category based on that example.

Troubled Debt Restructurings, page 78

10. Please revise future filings to include the disclosure requirements of ASC 310-10-55-34.

Note 20. Fair Value Measurements, page 93

11. Please revise future filings to include financial assets measured at fair value on a nonrecurring basis in a tabular format for the periods presented similar to your presentation of financial assets measured at fair value on a recurring basis.

12. Please revise future filings to provide an expanded discussion of how you determine the fair value of assets measured on a non-recurring basis, including how often you obtain updated appraisals for impaired loans and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals. Also, discuss how you consider the potential for outdated appraisal values in your determination of the allowance for loan losses.

Note 22. Quarterly Data (Unaudited), page 99

13. We note that you booked a provision for loan losses of $13.6 million in the fourth quarter of 2011, which represented 73% of the total provision for loan losses booked during 2011. See our comment above on the provision for loan losses and ensure your response to it includes a discussion of the factors that lead to booking such a significant provision for loan losses in that period.

Form 10-Q for Fiscal Period Ended March 31, 2012

Note 5. Fair Value of Financial Instruments, page 11

14. Please revise future filings to disclose the categorization by level of the fair value hierarchy for items that are not measured at fair value in the statement of financial position, but for which the fair value of such items is required to be disclosed. Refer to ASU 2011-04.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Irving at (202) 551-3321 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,

/s/ Paul Cline

Paul Cline
Staff Accountant